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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2005 (MM/DD/YY) AND ENDING 10/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. Central Exressway, Suite 107
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Carlos Gonzalez (646) 519-8024 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	Southfied	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Carlos Gonvalez Navarro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc., as of October 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

José Carlos Gonzalez Navarro,
Exective Vice President

Title



Notary Public

SUSAN JOHN
Notary Public, State of New York
No. 01JO6054594
Qualified in Queens County
My Commission Expires May 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWM GROUP, INC.
Audit Report
October 31, 2006

GWM Group, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended October 31, 2006 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

October 31, 2006

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

December 26, 2006

Board of Directors
GWM Group, Inc.
777 S. Central Suite 107
Richardson , TX 75080

I have audited the accompanying balance sheet of GWM Group, Inc. , as of October 31, 2006, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GWM Group, Inc. as of October 31, 2006, and the results of its operations, reatined earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr. C.P.A.

Edward Richardson Jr., CPA

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2006

ASSETS

CURRENT ASSETS		
Cash In Bank	$	8,878.24
Cash in Bank		24,898.05
Total Current Assets		33,776.29
PROPERTY AND EQUIPMENT		
Equipment		14,401.00
Less: Accumulated Depreciation		(14,401.00)
TOTAL ASSETS	$	33,776.29

See Accountant's Audit Report

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

STOCKHOLDERS' EQUITY	
Capital Stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding	665.00
Paid in Excess	25,191.00
Retained Earnings	20,882.29
	46,738.29
Less: Cost of Treasury Stock	(12,962.00)
Total Stockholders' Equity	33,776.29
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,776.29

See Accountant's Audit Report

GWM Group, Inc.
INCOME STATEMENT

	12 Months Ended October 31, 2006
Sales	
Commissions Earned	$ 14,850.32
Other Income	50.00
Interest Income	603.73
Less Returns & Allowances	0.00
Total Sales	15,504.05
Gross Profit	15,504.05
Operating Expenses	
Bank Service Charges	94.26
Insurance - Fidelity	368.00
Insurance - SIPC	150.00
Advertising	180.00
Licenses	4,127.00
Miscellaneous	255.00
Other Expense	150.00
Contract Labor	6,500.00
Professional Dues	2,950.00
Rent	1,100.00
Office Supplies	476.50
Auditing Fees	750.00
Depreciation Expense	801.00
Total Operating Expenses	17,901.76
Operating Income (Loss)	(2,397.71)
Net Income (Loss)	$ (2,397.71)

See Accountant's Audit Report

GWM GROUP, INC.
SCHEDULE OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at November 1, 2005	$ 1,000	$ 244	$ 23,280	$ 24,524
Net Loss of the year ended Ocotber 31, 2006	-	-	(2,398)	(2,398)
Capital Transactions	(335)	11,985	-	11,650
Balance at October 31, 2006	$ 665	$ 12,229	$ 20,882	$ 33,776

See Accountants' Audit Report

GWM Group, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended October 31, 2006	
Beginning of Period	$	23,280.00
Plus: Net Income	$	(2,397.71)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	20,882.29

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended October 31, 2006

		2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(2,397.71)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		801.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Other		244.00
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		0.00
Total Adjustments		1,045.00
Net Cash Provided Bv (Used in) Operating Activities		(1,352.71)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		24,947.00
Capital Stock		(335.00)
Treasury Stock		(12,962.00)
Net Cash Provided By (Used In) Financing Activities		11,650.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		10,297.29
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		23,479.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	33,776.29

See Accountant's Audit Report

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2006

1. Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated on February 2, 1997 to conduct business as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company does not maintain discretionary accounts for its customers.

Securities transactions (and related commission revenues and expenses) are recorded on a settlement-date basis.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) Property, Furniture and Equipment

Property, furniture and equipment are recorded at cost. Depreciated is calculated using the straight-line method over the estimated useful life of assets, ranging from seven years for furniture and fixtures to five years for equipment, and three years for computer related items.

(d) Income Taxes

The Company provides for federal income taxes currently payable, and significant deferred income taxes resulting from temporary differences between the carrying value of assets and liabilities for financial reporting and Federal income tax reporting purposes.

(e) Cash Flows

For purposes of the statement of cash flows, cash includes amount in checking accounts only.

(f) Common Stock

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2006

(1) Organization and Summary of Significant Accounting Policies

(g) Use of estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions, and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Concentration of Credit Risk

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any on financial institution.

(2) Property, Furniture and Equipment

Property, furniture and equipment are composed of the following at October 31, 2006:

Furniture and Fixtures	$ 3,900
Equipment	10,501
	14,401
Accumulated Depreciation	14,401
Net property, furniture and equipment	$ 0

Depreciation expense for the year ended October 31, 2006 was $801, and is included as a component of operating expenses in the accompanying financial statements.

(3) Income Taxes

There is no provision of any income tax expense or benefit, or any income taxes receivable or payable or deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(4) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(5) Subordinated Liabilities

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2006, or at any time during the year ended October 31, 2006.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2006

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2006

Computation of Net Capital

Total stockholder's equity:	$33,776
Nonallowable assets:	
Property, furniture and equipment, net	-
Net allowable capital	33,776

Computation of Basic Net Capital Requirement

Minimum net capital required	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 28,776

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of October 31, 2006

Net Capital per audited report	$33,776
Difference	-
Reconciled Difference	$ -

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2006

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firms are Southwest Securities, Inc., and through a piggy-back arrangement with Westminster Securities, Inc., Pershing Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2005	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2006	$ -

REPORT ON INTERNAL CONTROL

For the year Ended October 31, 2006